Exhibit 99.1

YATRA ONLINE, INC. ANNOUNCES RESULTS FOR

THE THREE MONTHS ENDED JUNE 30, 2026

Gurugram, India and New York August 12, 2026— Yatra Online, Inc. (NASDAQ: YTRA) (the “Company”), India’s leading corporate travel services provider and one of India’s leading online travel companies, today announced its unaudited financial and operating results for the three months ended June 30, 2026.

“The first quarter of fiscal year 2027 was characterized by resilient demand and strong growth in Gross Bookings despite a challenging operating environment that pressured revenue and margins. Gross Bookings increased 16.3% year-over-year to INR 21,006.8 million (USD 221.9 million), reflecting continued momentum across our platform.

The conflict in the Middle East and related geopolitical uncertainty, continued to impact the travel environment during the quarter, particularly international travel. Elevated aviation fuel prices, higher airfares and airline capacity rationalization adversely affected travel demand and profitability. Domestic demand remained comparatively resilient.

For the three months ended June 30, 2026, revenue from operations was INR 1,879.0 million (USD 19.9 million), a decline of 10.4% year-over-year.

Our Air Travel segment delivered Gross Bookings growth of approximately 17.6% year-over-year, supported by higher average ticket prices and continued expansion across our distribution channels. A change of mix in air volumes across lines of businesses, resulted in lower margins together with competitive market conditions and delays in certain airline incentive arrangements, contributed to lower Air take rates during the quarter.

Our Hotels and Packages segment delivered Gross Bookings growth of approximately 12.9% year-over-year. Within the segment, standalone Hotels continued its strong performance, with Gross Bookings increasing approximately 34% and revenue approximately 66%. This reinforces our strategy of scaling Hotels as an important higher-margin component of our business.

Hotels and Packages performance was partially offset by weakness in MICE (Corporate Group Travel), where geopolitical uncertainty, particularly in the Middle East, contributed to higher travel costs, delayed corporate travel decisions and a shift in some incentive travel from international to domestic destinations, resulting in lower volumes and margins.

Profitability was also affected by higher personnel and other operating expenses, including planned investments in strategic growth initiatives.

Corporate Travel remains a key strategic growth pillar for Yatra. We continue to focus on expanding our corporate customer base, increasing wallet share and leveraging our technology platform to deliver a differentiated enterprise travel experience.

We are also expanding our addressable market through investments in initiatives like Travel Pro for the MSME segment, RECAP for expense management, new technology-led partnerships and strategic global partnerships.

Looking ahead, while geopolitical and aviation-related uncertainties persist, we believe the structural drivers of travel market remain compelling. We remain focused on scaling our higher-margin Hotels business, strengthening profitability across our Air and Hotels and Packages segments, and leveraging technology, artificial intelligence and automation to improve customer experience and operating efficiency.

Our objective remains disciplined, profitable growth and sustainable long-term value creation for all our stakeholders. I extend my sincere thanks to our dedicated team, trusted partners, customers and shareholders for their continued support.” — Siddhartha Gupta, CEO.

Financial and operating highlights for the three months ended June 30, 2026:

●	Revenue of INR 1,879.0 million (USD 19.9 million), representing a decrease of 10.4% year-over-year basis (“YoY”).
●	Adjusted Margin (1) from Air Ticketing of INR 1,069.5 million (USD 11.3 million), representing an increase of 8.9% YoY.
●	Adjusted Margin (1) from Hotels and Packages of INR 472.5 million (USD 5.0 million), representing an increase of 24.3% YoY.
●	Total Gross Bookings (Air Ticketing, Hotels and Packages and Other Services)(3) of INR 21,006.8 million (USD 221.9 million), representing an increase of 16.3% YoY.
●	Profit for the period was INR 40.9 million (USD 0.4 million) versus a profit of INR 109.9 million (USD 1.2 million) for the three months ended June 30, 2025, reflecting a decrease of INR 69.1 million (USD 0.7 million) YoY.
●	Result from operations was a Profit of INR 55.9 million (USD 0.6 million) versus a profit of INR 104.4 million (USD 1.1 million) for the three months ended June 30, 2025, reflecting a decrease of INR 48.5 million (USD 0.5 million) YoY.
●	Adjusted EBITDA(2) was INR 215.9 million (USD 2.3 million) reflecting an increase of 4.7% YoY.

	Three months ended June 30,
	2025	2026	2026	YoY Change
	Unaudited	Unaudited	Unaudited
(In thousands except percentages)	INR	INR	USD	%
Financial Summary as per IFRS
Revenue	2,098,144	1,878,950	19,850	(10.4)%
Results from operations	104,378	55,900	592	(46.4)%
(Loss)/ Profit for the period	109,937	40,861	433	(62.8)%
Financial Summary as per non-IFRS measures
Adjusted Margin (1)
Adjusted Margin - Air Ticketing	982,517	1,069,538	11,299	8.9%
Adjusted Margin - Hotels and Packages	380,148	472,516	4,992	24.3%
Adjusted Margin - Other Services	71,905	74,821	790	4.1%
Others (Including Other Income)	141,002	238,195	2,516	68.9%
Adjusted EBITDA (2)	206,226	215,899	2,281	4.7%
Operating Metrics
Gross Bookings (3)	18,057,854	21,006,783	221,918	16.3%
Air Ticketing	14,103,223	16,578,853	175,141	17.6%
Hotels and Packages	3,433,322	3,876,188	40,949	12.9%
Other Services (6)	521,309	551,742	5,829	5.8%
Adjusted Margin% (4)
Air Ticketing	7.0%	6.5%
Hotels and Packages	11.1%	12.2%
Other Services	13.8%	13.6%
Quantitative details (5)
Air Passengers Booked	1,206	1,264		4.8%
Stand-alone Hotel Room Nights Booked	423	548		29.6%
Packages Passengers Travelled	19	17		(13.1)%

Note:

(1)	As certain parts of our revenue are recognized on a “net” basis and other parts of our revenue are recognized on a “gross” basis, we evaluate our financial performance based on Adjusted Margin, which is a non-IFRS measure.
(2)	See the section below titled “Certain Non-IFRS Measures.”
(3)	Gross Bookings represent the total amount paid by our customers for travel services, freight services and products booked through us, including taxes, fees and other charges, and are net of cancellation and refunds.
(4)	Adjusted Margin % is defined as Adjusted Margin as a percentage of Gross Bookings.
(5)	Quantitative details are considered on a gross basis.
(6)	Other Services primarily consists of freight business, IT services, bus, rail and cab and others services.

As of June 30, 2026, 63,990,178 ordinary shares (on an as-converted basis), par value $0.0001 per share, of the Company (the “Ordinary Shares”) were issued and outstanding.

Convenience Translation

The unaudited condensed consolidated financial statements are stated in INR. However, solely for the convenience of readers, the unaudited condensed consolidated statement of profit or loss and other comprehensive loss for the three months ended June 30, 2026, the unaudited condensed consolidated statement of financial position as at June 30, 2026, the unaudited condensed consolidated statement of cash flows for the three months ended June 30, 2026 and discussion of the results of the three months ended June 30, 2026 compared with three months ended June 30, 2025, were converted into U.S. dollars at the exchange rate of 94.66 INR per USD, which is based on the noon buying rate as at June 30, 2026, in The City of New York for cable transfers of Indian rupees as certified for customs purposes by the Federal Reserve Bank of New York. This arithmetic conversion should not be construed as representation that the amounts expressed in INR may be converted into USD at that or any other exchange rate as well as that such numbers are in compliance as per the requirements of the International Financial Reporting Standards (“IFRS”).

Results of Three Months Ended June 30, 2026

Revenue. We generated Revenue of INR 1,879.0 million (USD 19.9 million) in the three months ended June 30, 2026, a decrease of 10.4% compared with INR 2,098.1 million (USD 22.2 million) in three months ended June 30, 2025. Decrease in revenue is mainly on account of decrease in our Hotels and Packages business on account of our Meetings, Incentives, Conferences, and Exhibitions (“MICE”) business.

Service cost. Our Service cost decreased to INR 651.6 million (USD 6.9 million) in the three months ended June 30, 2026, compared to Service cost of INR 941.9 million (USD 9.9 million) in the three months ended June 30, 2025. The decrease in Service cost is driven by a decrease in Hotels and Packages gross bookings on account of our MICE business.

The following table reconciles our Revenue (an IFRS measure) to Adjusted Margin (a non-IFRS measure), for further details, see section below titled “Certain Non-IFRS Measures.”

Reconciliation of Revenue (an IFRS measure) to Adjusted Margin (a non-IFRS measure)

	Reportable Segments
	Air Ticketing		Hotels and Packages		Other Services
	Three months ended June 30,
Amount in INR thousands (Unaudited)	2025	2026	2025	2026	2025	2026
Revenue as per IFRS - Rendering of services	646,972	698,828	1,252,556	1,037,429	67,409	69,084
Customer promotional expenses	335,545	370,710	69,445	86,726	4,496	5,737
Service cost	-	-	(941,853)	(651,639)	-	-
Adjusted Margin	982,517	1,069,538	380,148	472,516	71,905	74,821

Air Ticketing. Revenue from our Air Ticketing business was INR 698.8 million (USD 7.4 million) in the three months ended June 30, 2026 as compared to INR 647.0 million (USD 6.8 million) in the three months ended June 30, 2025, reflecting an increase of 8%.

Adjusted Margin (1) from our Air Ticketing business increased to INR 1,069.5 million (USD 11.3 million) in the three months ended June 30, 2026, as compared to INR 982.5 million (USD 10.4 million) in the three months ended June 30, 2025. In the three months ended June 30, 2026, Adjusted Margin (1) for Air Ticketing includes the add-back of INR 370.7 million (USD 3.9 million) of consumer promotion and loyalty program costs, which had been reduced from Revenue as per IFRS 15, against an add-back of INR 335.5 million (USD 3.5 million) in the three months ended June 30, 2025. The increase in Adjusted Margin – Air Ticketing is in line with the increase in gross bookings.

Hotels and Packages. Revenue from our Hotels and Packages business was INR 1,037.4 million (USD 11.0 million) in the three months ended June 30, 2026, as compared to INR 1,252.6 million (USD 13.2 million) in the three months ended June 30, 2025, reflecting a decrease of 17.2%.

Adjusted Margin (1) for this segment increased by 24.3% to INR 472.5 million (USD 5.0 million) in the three months ended June 30, 2026 from INR 380.1 million (USD 4.0 million) in the three months ended June 30, 2025. In the three months ended June 30, 2026, Adjusted Margin (1) for Hotels and Packages includes the add-back of customer promotional expenses, which had been reduced from Revenue as per IFRS 15 of INR 86.7 million (USD 0.9 million) against an add-back of INR 69.4 million (USD 0.7 million) in the three months ended June 30, 2025. The increase in Adjusted Margin is driven by increase in gross bookings of our Hotels and Packages business on account of Stand-alone Hotel Room Nights Booked.

Other Services. Our Revenue from Other Services was INR 69.1 million (USD 0.7 million) in the three months ended June 30, 2026, an increase from INR 67.4 million (USD 0.7 million) in the three months ended June 30, 2025.

Adjusted Margin for this segment increased by 4.1% to INR 74.8 million (USD 0.8 million) in the three months ended June 30, 2026, from INR 71.9 million (USD 0.8 million) in the three months ended June 30, 2025. In the three months ended June 30, 2026, Adjusted Margin includes the add-back of consumer promotion expenses, which had been reduced from Revenue of INR 5.7 million (USD 0.1 million) against an add-back of INR 4.5 million (USD 0.1 million) in the three months ended June 30, 2025 pursuant to IFRS 15.

(1)	See the section titled “Certain Non-IFRS Measures.”

Other Revenue. Our Other Revenue was INR 73.6 million (USD 0.8 million) in the three months ended June 30, 2026, a decrease from INR 131.2 million (USD 1.4 million) in the three months ended June 30, 2025 due to a decrease in advertising revenue.

Other Income. Our Other Income increased to INR 164.6 million (USD 1.7 million) in the three months ended June 30, 2026 from INR 9.8 million (USD 0.1 million) in the three months ended June 30, 2025 due to an increase in write back of liabilities no longer required to be paid.

Personnel Expenses. Our personnel expenses increased by 29.2% to INR 521.3 million (USD 5.5 million) in the three months ended June 30, 2026 from INR 403.6 million (USD 4.3 million) in the three months ended June 30, 2025. Excluding employee share-based compensation costs of INR 48.4 million (USD 0.5 million) in the three months ended June 30, 2026, compared to INR 10.3 million (USD 0.1 million) in the three months ended June 30, 2025, personnel expenses increased by 20.3% in the three months ended June 30, 2026 on account of an impact of annual appraisal cycle.

Marketing and Sales Promotion Expenses. Marketing and sales promotion expenses decreased by 55.6% to INR 44.8 million (USD 0.5 million) in the three months ended June 30, 2026 from INR 100.8 million (USD 1.1 million) in the three months ended June 30, 2025. Adding back the expenses for consumer promotions and loyalty program costs, which have been deducted from Revenue per IFRS 15, our marketing spend would have been INR 508.0 million (USD 5.4 million) in the three months ended June 30, 2026 against INR 510.3 million (USD 5.4 million) in the three months ended June 30, 2025, a decrease by 0.5% on a YoY basis on account of optimization of consumer promotion expenses across all the businesses.

Other Operating Expenses. Other operating expenses increased by 41.3% to INR 658.3 million (USD 7.1 million) in the three months ended June 30, 2026 from INR 465.8 million (USD 4.9 million) in the three months ended June 30, 2025.

Depreciation and Amortization. Our depreciation and amortization expenses increased by 22.0% to INR 111.6 million (USD 1.2 million) in the three months ended June 30, 2026 from INR 91.5 million (USD 1.0 million) in the three months ended June 30, 2025 on account of higher capitalization of intangible assets.

Results from Operations. As a result of the foregoing factors, our Results from Operations were a profit of INR 55.9 million (USD 0.6 million) in the three months ended June 30, 2026. Our results from operations for the three months ended June 30, 2025 was a profit of INR 104.4 million (USD 1.1 million). Excluding the employee share-based compensation costs, Adjusted Results from Operations(1) would have been a profit of INR 104.3 million (USD 1.1 million) for three months ended June 30, 2026 as compared to a profit of INR 114.7 million (USD 1.2 million) for three months ended June 30, 2025.

Finance Income. Our finance income increased to INR 36.1 million (USD 0.4 million) in the three months ended June 30, 2026 from INR 35.1 million (USD 0.4 million) in the three months ended June 30, 2025. This increase was primarily on account of an increase in our term deposits.

Finance Costs. Our finance costs of INR 46.4 million (USD 0.5 million) in the three months ended June 30, 2026 which includes interest on the lease liability of INR 9.1 million (USD 0.1 million) increased by INR 28.2 million (USD 0.4 million) from finance cost of INR 18.2 million (USD 0.2 million) in the three months ended June 30, 2025, which includes interest on the lease liability of INR 8.6 million (USD 0.1 million).

Income Tax Expense. Our income tax expense during the three months ended June 30, 2026 was INR 4.7 million (USD 0.1 million) compared to income tax expense of INR 11.3 million (USD 0.1 million) during the three months ended June 30, 2025.

Profit/ (Loss) for the Period. As a result of the foregoing factors, our profit in the three months ended June 30, 2026 was INR 40.9 million (USD 0.4 million) as compared to a profit of INR 109.9 million (USD 1.2 million) in the three months ended June 30, 2025. Excluding the employee share based compensation costs, the Adjusted Profit(1) would have been INR 89.2 million (USD 0.9 million) for the three months ended June 30, 2026 against an Adjusted Profit(1) of INR 120.3 million (USD 1.3 million) for the three months ended June 30, 2025. Due to the foregoing factors, Adjusted EBITDA (1) increased to INR 215.9 million (USD 2.3 million) in the three months ended June 30, 2026 from an Adjusted EBITDA (1) of INR 206.2 million (USD 2.2 million) in the three months ended June 30, 2025.

Basic Earnings/(Loss) per Share. Basic Earnings per Share was INR 0.54 (USD 0.01) in the three months ended June 30, 2026 as compared to Basic Earnings per share of INR 0.85 (USD 0.01) in the three months ended June 30, 2025. After excluding the employee share-based compensation costs, Adjusted Basic Earnings per Share(1) would have been INR 1.30 (USD 0.01) in the three months ended June 30, 2026, as compared to Adjusted Basic Earnings per share of INR 0.97 (USD 0.01) in the three months ended June 30, 2025.

Diluted Earnings/(Loss) per Share. Diluted Earnings per Share was INR 0.54 (USD 0.01) in the three months ended June 30, 2026 as compared to Diluted Earnings per share of INR 0.85 (USD 0.01) in the three months ended June 30, 2025. After excluding the employee share-based compensation costs, Adjusted Diluted Earnings per Share(1) would have been INR 1.30 (USD 0.01) in the three months ended June 30, 2026 as compared to Adjusted Diluted Earnings of INR 0.97 (USD 0.01) in the three months ended June 30, 2025.

(1)	See the section titled “Certain Non-IFRS Measures.”

Liquidity. As of June 30, 2026, the balance of cash and cash equivalents and term deposits on our balance sheet was INR 2,162.8 million (USD 22.8 million).

(1)	See the section titled “Certain Non-IFRS Measures.”

Conference Call

The Company will host a conference call to discuss its unaudited results for the three months ended June 30, 2026 beginning at 08:30 AM Eastern Daylight Time (or 06:00 PM India Standard Time) on August 13, 2026. Dial in details for the conference call is as follows: US/International dial-in number: +1 585-542-9983. Confirmation Code: 129782492 (Callers should dial in 5-10 minutes prior to the start time and provide the operator with the Confirmation Code). The conference call will also be available via webcast at https://events.q4inc.com/attendee/129782492.

Certain Non-IFRS Measures

As certain parts of our Revenue are recognized on a “net” basis and other parts of our Revenue are recognized on a “gross” basis, we evaluate our financial performance based on Adjusted Margin, which is a non-IFRS measure.

We believe that Adjusted Margin provides investors with useful supplemental information about the financial performance of our business and more accurately reflects the value addition of the travel services that we provide to our customers. The presentation of this non-IFRS information is not meant to be considered in isolation or as a substitute for our unaudited condensed consolidated financial results prepared in accordance with IFRS as issued by the International Accounting Standards Board (“IASB”). Our Adjusted Margin may not be comparable to similarly titled measures reported by other companies due to potential differences in the method of calculation.

In addition to referring to Adjusted Margin, we also refer to Adjusted EBITDA, Adjusted Results from Operations, Adjusted Profit/(Loss) for the Period and Adjusted Basic and Adjusted Diluted Earnings/(Loss) Per Share which are also non-IFRS measures. For our internal management reporting, budgeting and decision-making purposes, including comparing our operating results to that of our competitors, these non-IFRS financial measures exclude employee share-based compensation cost. Our non-IFRS financial measures reflect adjustments based on the following:

●	Employee share-based compensation cost - The compensation cost to be recorded is dependent on varying available valuation methodologies and subjective assumptions that companies can use while valuing these expenses especially when adopting IFRS 2 “Share-based Payment”. Thus, the management believes that providing non-IFRS financial measures that exclude such expenses allows investors to make additional comparisons between our operating results and those of other companies.

●	Finance income - These primarily reflect income on the bank deposit.

●	Finance cost - These primarily reflect income on the borrowings and interest in lease liability.

●	Depreciation and amortization - These primarily reflect depreciation and amortization on tangible and intangible assets.

●	Tax expense - These primarily reflect income tax and deferred tax.

We evaluate the performance of our business after excluding the impact of the above measures and believe it is useful to understand the effects of these items on our results from operations, Profit/(Loss) for the period and Basic and Diluted Earnings/(Loss) Per Share. The presentation of these non-IFRS measures is not meant to be considered in isolation or as a substitute for our unaudited condensed consolidated financial results prepared in accordance with IFRS as issued by the IASB. These non-IFRS measures may not be comparable to similarly titled measures reported by other companies due to potential differences in the method of calculation.

A limitation of using Adjusted EBITDA, Adjusted Results from Operations, Adjusted Profit/(Loss) for the period and Adjusted Basic and Adjusted Diluted Earnings/(Loss) Per Share as against using measures in accordance with IFRS as issued by the IASB are that these non-IFRS financial measures exclude share-based compensation cost, depreciation and amortization, finance income, finance costs, and tax expenses in case of Adjusted EBITDA. Management compensates for this limitation by providing specific information on the IFRS amounts excluded from Adjusted EBITDA, Adjusted Results from Operations, Adjusted Profit/(Loss) for the Period and Adjusted Basic and Adjusted Diluted Earnings/(Loss) Per Share.

The following table reconciles our Profits/(Losses) for the periods (an IFRS measure) to Adjusted EBITDA (a non-IFRS measure) for the periods indicated:

Reconciliation of Adjusted EBITDA (unaudited)	Three months ended
Amount in INR thousands	June 30, 2025	June 30, 2026
Profit/(Loss) for the period as per IFRS	109,937	40,861
Employee share-based compensation costs	10,339	48,354
Depreciation and amortization	91,510	111,647
Finance income	(35,070)	(36,120)
Finance costs	18,222	46,434
Tax expense	11,288	4,723
Adjusted EBITDA	206,226	215,899

Reconciliation of Adjusted Results from Operations (unaudited)	Three months ended
Amount in INR thousands	June 30, 2025	June 30, 2026
Results from operations (as per IFRS)	104,378	55,900
Employee share-based compensation costs	10,339	48,354
Adjusted Results from Operations	114,717	104,254

Reconciliation of Adjusted Profit/(Loss) (unaudited)	Three months ended
Amount in INR thousands	June 30, 2025	June 30, 2026
Profit/(Loss) for the period (as per IFRS)	109,937	40,861
Employee share-based compensation costs	10,339	48,354
Tax impact of non-IFRS adjustments*	-	-
Adjusted Profit/(Loss) for the period	120,276	89,215

	Three months ended
Reconciliation of Adjusted Basic Earnings/(Loss) (Per Share) (unaudited)	June 30, 2025	June 30, 2026
Basic Earnings/Loss per share (as per IFRS)	0.85	0.54
Employee share-based compensation costs	0.12	0.76
Tax impact of non-IFRS adjustments*	-	-
Adjusted Basic Earnings/(Loss) Per Share	0.97	1.30

	Three months ended
Reconciliation of Adjusted Diluted Loss (Per Share) (unaudited)	June 30, 2025	June 30, 2026
Diluted Earnings/(Loss) per share (as per IFRS)	0.85	0.54
Employee share-based compensation costs	0.12	0.76
Tax impact of non-IFRS adjustments*	-	-
Adjusted Diluted Earnings/(Loss) Per Share	0.97	1.30

*Non-IFRS adjustments, such as employee share-based compensation and listing expenses, are tax-effected using the statutory rates of the jurisdictions in which they arise. The employee share-based compensation and listing expenses adjustments are attributable to a Company subsidiary that currently has a nil tax liability. Accordingly, no income tax adjustment is required for these items.

The following table reconciles our Revenue (an IFRS measure), to Adjusted Margin (a non-IFRS measure):

Reconciliation of Revenue (an IFRS measure) to Adjusted Margin (a non-IFRS measure)

	Reportable Segments
	Air Ticketing		Hotels and Packages		Other Services
	Three months ended June 30,
Amount in INR thousands (Unaudited)	2025	2026	2025	2026	2025	2026
Revenue as per IFRS - Rendering of services	646,972	698,828	1,252,556	1,037,429	67,409	69,084
Customer promotional expenses	335,545	370,710	69,445	86,726	4,496	5,737
Service cost	-	-	(941,853)	(651,639)	-	-
Adjusted Margin	982,517	1,069,538	380,148	472,516	71,905	74,821

Safe Harbor Statement

This earnings release contains certain statements concerning the Company’s future growth prospects and forward-looking statements, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995, as amended. These forward-looking statements are based on the Company’s current expectations, assumptions, estimates and projections about the Company and its industry. These forward-looking statements are subject to various risks and uncertainties. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “will,” “project,” “seek,” “should” similar expressions and the negative forms of such expressions. Such statements include, among other things, statements regarding the long-term growth trajectory for the Indian travel market; growth of the MICE business and corporate travel business; statements concerning management’s beliefs as well as our strategic and operational plans; our plans and expectations regarding the growth and scaling of our Hotels business, including standalone Hotels; our expectations regarding profitability and margin improvement across our Air and Hotels and Packages businesses; our plans to use technology, artificial intelligence and automation to improve customer experience and operating efficiency; our ability to simplify our corporate structure and operations and enhance shareholder value; our expectations regarding sustained margin expansion as a result of simplifying our legal and corporate structure; our future financial performance; our ability to meet our financial guidance; and our ability to comply with Nasdaq’s continued listing requirements for our ordinary shares to remain listed on Nasdaq. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, the impact of increasing competition in the Indian travel industry and our expectations regarding the development of our industry and the competitive environment in which we operate; the slowdown in Indian economic growth and other declines or disruptions in the Indian economy in general and travel and freight industry in particular, including disruptions caused by safety concerns, flight cancellations as a result of airline staffing shortages or regulatory noncompliance, terrorist attacks, regional conflicts (including the ongoing conflict between Ukraine and Russia, the evolving events in Israel, Gaza and the Middle East, including the conflict in Iran, austerity measures implemented or recommended by the Indian government, pandemics, macroeconomic factors, including tariff and trade issues, and natural calamities; fluctuations in exchange rates between the Indian rupee and the U.S. dollar, Euro, British pound sterling or other major currencies, changes in aviation fuel prices, airline capacity and average airfares; our ability to successfully negotiate our contracts with airline suppliers and global distribution system service providers and mitigate any negative impacts on our Revenue that result from reduced commissions, incentive payments and fees we receive; the risk that airline suppliers (including our GDS service providers) may reduce or eliminate the commission and other fees they pay to us for the sale of air tickets; our ability to pursue strategic partnerships and the risks associated with our business partners; the potential impact of recent developments in the Indian travel industry, on our profitability and financial condition; political and economic stability in and around India and other key travel destinations; our ability to maintain and increase our brand awareness; our ability to realize the anticipated benefits of any past or future acquisitions; our ability to successfully implement our growth strategy; our ability to attract, train and retain executives and other qualified employees, and our ability to successfully implement any new business initiatives; our ability to effectively integrate artificial intelligence, machine learning and automated decision-making tools; non-compliance with Nasdaq’s continued listing requirements and consequent delisting of our ordinary shares from Nasdaq; and our ability to simplify our multi-jurisdictional corporate structure or reduce resources and management time devoted to compliance requirement. These and other factors are discussed in our reports filed with the U.S. Securities and Exchange Commission. All information provided in this earnings release is provided as of the date of issuance of this earnings release, and we do not undertake any obligation to update any forward-looking statement, except as required under applicable law.

About Yatra Online, Inc.

Yatra Online, Inc. is the ultimate parent company of Yatra Online Limited, a public listed company on the NSE and BSE (hereinafter referred to as “Yatra India”), whose corporate office is based in Gurugram, India. Yatra India is India’s largest corporate travel services provider in terms of number of corporate clients with over 1,340 large corporate customers and approximately 60,750 registered SME customers and the second-largest player in the TMC and corporate OTA segment in the country in terms of market share for fiscal year 2024 (Videc report). Leisure and business travelers use Yatra India’s mobile applications, its website, www.yatra.com, and its other offerings and services to explore, research, compare prices and book a wide range of travel-related services. These services include domestic and international air ticketing on nearly all Indian and international airlines, as well as bus ticketing, rail ticketing, cab bookings and ancillary services within India. With approximately 81,500 hotels and homestays in approximately 1,550 cities and towns in India as well as more than 2.9 million hotels around the world, Yatra India has the largest hotels inventory amongst key Indian OTA players.

For more information, please contact:

Bill Zima

ICR Inc.

Email: bill.zima@icrinc.com

Yatra Online, Inc.

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF PROFIT OR LOSS AND OTHER COMPREHENSIVE LOSS FOR THREE MONTHS ENDED JUNE 30, 2026

(Amount in thousands, except per share data and number of shares)

	Three months ended June 30,
	2025	2026
	INR	INR	USD
	Unaudited	Unaudited	Unaudited
Revenue
Rendering of services	1,966,936	1,805,340	19,072
Other revenue	131,208	73,610	778
Total revenue	2,098,144	1,878,950	19,850
Other income	9,794	164,585	1,739

Service cost	941,853	651,639	6,884
Personnel expenses	403,588	521,274	5,507
Marketing and sales promotion expenses	100,831	44,801	473
Other operating expenses	465,778	658,272	6,954
Depreciation and amortization	91,510	111,647	1,179
Results from operations	104,378	55,900	592

Finance income	35,070	36,120	382
Finance costs	(18,222)	(46,436)	(491)
Listing and related expenses	-	-	-
Profit/(Loss) before taxes	121,225	45,584	483
Tax (expense)/benefit	(11,288)	(4,723)	(50)
Profit/(Loss) for the period	109,937	40,861	433

Other comprehensive income/ (loss)
Items not to be reclassified to profit or loss in subsequent periods (net of taxes)
Remeasurement gain on defined benefit plan	(955)	(1,689)	(17)
Items that are or may be reclassified subsequently to profit or loss (net of taxes)
Foreign currency translation differences loss	(223,290)	9,117	97
Other comprehensive profit/(loss) for the period, net of tax	(224,245)	7,428	80
Total comprehensive profit/(loss) for the period, net of tax	(114,308)	48,289	513

Profit/(loss) attributable to :
Owners of the Parent Company	52,896	34,252	363
Non-Controlling interest	57,041	6,609	70
Profit/(Loss) for the period	109,937	40,861	433

Total comprehensive profit/(loss) attributable to :
Owners of the Parent Company	(171,005)	42,310	449
Non-Controlling interest	56,697	5,979	64
Total comprehensive profit/(loss) for the period	(114,308)	48,289	513

Earnings/(Loss) per share
Basic	0.85	0.54	0.01
Diluted	0.85	0.54	0.01

Weighted average no. of shares
Basic	62,063,411	63,990,178	63,990,178
Diluted	62,303,094	63,990,178	63,990,178

Yatra Online, Inc.

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION AS OF JUNE 30, 2026

(Amounts in thousands, except per share data and number of shares)

	March 31, 2026	June 30, 2026	June 30, 2026
	INR	INR	USD
	Audited	Unaudited
Assets
Non-current assets
Property, plant and equipment	100,598	96,986	1,025
Investment Property	40,058	40,058	423
Right-of-use assets	257,291	234,216	2,474
Intangible assets and goodwill	2,483,450	2,485,975	26,262
Prepayments and other assets	3,696	2,691	28
Other financial assets	54,659	59,507	629
Term deposits	32,032	32,066	339
Other non-financial assets	129,210	130,260	1,376
Deferred tax asset	30,648	29,313	310
Total non-current assets	3,131,642	3,111,072	32,866

Current assets
Trade and other receivables	5,396,927	6,063,266	64,053
Prepayments and other assets	1,835,763	1,519,161	16,049
Income tax recoverable	525,136	429,152	4,534
Other financial assets	80,769	93,626	989
Term deposits	1,476,004	1,392,960	14,715
Cash and cash equivalents	1,004,077	769,862	8,133
Total current assets	10,318,676	10,268,027	108,473

Total assets	13,450,318	13,379,099	141,339

Equity and liabilities
Equity
Share capital	879	879	9
Share premium	20,849,558	20,849,558	220,257
Treasury shares	(418,555)	(418,555)	(4,422)
Other capital reserve	370,979	419,336	4,430
Accumulated deficit	(20,609,852)	(20,576,658)	(217,374)
Non-controlling interest reserve	5,341,099	5,341,099	56,424
Foreign currency translation reserve	(82,685)	(73,569)	(777)
Total equity attributable to equity holders of the Company	5,451,423	5,542,089	58,547
Total Non-controlling interest	2,813,032	2,819,010	29,780
Total equity	8,264,455	8,361,099	88,327

Non-current liabilities
Borrowings	12,090	16,569	175
Trade and other payables	-	2,255	24
Deferred tax liability	128,885	125,223	1,323
Employee benefits	103,723	106,550	1,126
Lease liability	228,583	191,698	2,025
Total non-current liabilities	473,281	442,295	4,673

Current liabilities
Borrowings	704,127	1,225,592	12,947
Trade and other payables	2,821,826	2,088,666	22,065
Employee benefits	86,011	85,919	908
Deferred revenue	2,511	-	-
Income taxes payable	1,641	8,839	93
Lease liability	84,920	100,779	1,065
Other financial liabilities	67,802	63,334	669
Other current liabilities	943,744	1,002,576	10,592
Total current liabilities	4,712,582	4,575,705	48,339
Total liabilities	5,185,863	5,018,000	53,012
Total equity and liabilities	13,450,318	13,379,099	141,339

Yatra Online, Inc.

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY FOR THREE MONTHS ENDED JUNE 30, 2026

(Amount in INR thousands, except per share data and number of shares)

	Equity share capital	Equity share premium	Treasury shares	Accumulated deficit	Noncontrolling interest reserve	Other capital reserve	Foreign currency translation reserve	Total	Non- controlling interest	Total Equity
Balance as at April 1, 2026	879	20,849,558	(418,555)	(20,609,851)	5,341,099	370,979	(82,685)	5,451,425	2,813,031	8,264,456

Loss for the period	-	-	-	34,252	-	-	-	34,252	6,609	40,861

Other comprehensive loss
Foreign currency translation differences	-	-	-	-	-	-	9,117	9,117	-	9,117
Re-measurement gain on defined benefit plan	-	-	-	(1,059)	-	-	-	(1,059)	(630)	(1,689)
Total other comprehensive loss	-	-	-	(1,059)	-	-	9,117	8,058	(630)	7,428

Total comprehensive loss	-	-	-	33,193	-	-	9,117	42,310	5,979	48,289

Share based payments	-	-	-	-	-	48,354	-	48,354	-	48,354

Total contribution by owners	-	-	-	-	-	48,354	-	48,354	-	48,354

Balance as at June 30, 2026	879	20,849,558	(418,555)	(20,576,658)	5,341,099	419,333	(73,568)	5,542,089	2,819,010	8,361,099

Yatra Online, Inc.

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS FOR THREE MONTHS ENDED JUNE 30, 2026

(Amount in thousands, except per share data and number of shares)

	Three months ended June 30,
	2025	2026	2026
	INR	INR	USD

Profit before tax	121,225	45,584	486
Adjustments for non-cash and non-operating items	100,796	173,354	1,848
Change in working capital	1,057,053	(990,476)	(10,556)
Direct taxes (paid)/ refund (net)	71,449	96,120	1,024
Net cash flows from operating activities	1,350,523	(675,418)	(7,198)
Net cash flows used in investing activities	(289,333)	6,295	67
Net cash flows used in financing activities	(690,402)	392,981	4,188
Net increase/decrease in cash and cash equivalents	370,788	(276,142)	(2,943)
Effect of exchange differences on cash and cash equivalents	(223,273)	(25,800)	(276)
Cash and cash equivalents at the beginning of the period*	548,668	562,613	5,996
Cash and cash equivalents at the end of the period	696,183	260,671	2,777

* Includes an overdraft balance of INR 441,465 for the period ended on June 30, 2026 and INR 57,134 for period ended on June 30, 2025

Yatra Online, Inc.

OPERATING DATA

The following table sets forth certain selected unaudited condensed consolidated financial and other data for the periods indicated:

	For the three months ended June 30,
(In thousands except percentages)	2025	2026
Quantitative details *
Air Passengers Booked	1,206	1,264
Stand-alone Hotel Room Nights Booked	423	548
Packages Passengers Travelled	19	17
Gross Bookings
Air Ticketing	14,103,223	16,578,853
Hotels and Packages	3,433,322	3,876,188
Other Services	521,309	551,742
Total	18,057,854	21,006,783
Adjusted Margin
Adjusted Margin - Air Ticketing	982,517	1,069,538
Adjusted Margin - Hotels and Packages	380,148	472,516
Adjusted Margin - Other Services	71,905	74,821
Others (Including Other Income)	141,002	238,195
Total	1,575,573	1,855,070
Adjusted Margin%**
Air Ticketing	7.0%	6.5%
Hotels and Packages	11.1%	12.2%
Other Services	13.8%	13.6%

* Quantitative details are considered on Gross basis.

** Adjusted Margin % is defined as Adjusted Margin as a percentage of Gross Bookings.